Exhibit (a)(4)

                         [NIKU CORPORATION LETTERHEAD]







[o], 2003

Dear Employee Option Holder:

      On behalf of Niku Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer (the "Offer") to exchange outstanding options granted under the Company's 2000 Equity Incentive Plan, as amended (the "Equity Incentive Plan"), the Company's 2000 Stock Incentive Plan, (the "2000 Stock Plan"), the Company's 1998 Stock Plan, as amended (the "1998 Stock Plan," and together with the Equity Incentive Plan and the 2000 Stock Plan, the "Plans"), with an exercise price greater than or equal to $7.50 (after giving effect to our recent reverse stock split) (the "Options") for new options (the "New Options") to be granted under the Equity Incentive Plan. All capitalized terms used in this letter that are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's Offer to Exchange dated April 15, 2003.

      The Offer expired at 12:00 midnight, Eastern U.S. time, on [o] 2003. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Tendered Options exercisable for a total of [o] shares of Common Stock and canceled all such Options. The Company has accepted for exchange and canceled the number of Options tendered by you as set forth on Annex A attached to this letter.

      In accordance with the terms and subject to the conditions of the Offer, you will receive the New Options exercisable for the number of shares of Common Stock set forth on Annex A attached to this letter in exchange for the Options tendered by you and accepted by the Company for exchange, as adjusted for any stock splits, stock dividends and similar events.

      In accordance with the terms of the Offer, the Company currently expects to grant to you the New Options on or about [o], 2003, the first business day that is at least six months and one day after the date we intend to cancel all tendered options, with the exact date to be determined in the Company's discretion. At that time, as described in the Offer to Exchange, you will receive a new option agreement to be entered into between you and the Company. The per share exercise price of the New Options will equal 100% of the fair market value of the Common Stock on the date the Company grants the New Options, as determined by the average of the closing bid and asked prices of the Common Stock on the Nasdaq SmallCap Market on such date.

      If you are not an employee of the Company or one of its subsidiaries through the date of grant of the New Options, you will not receive any New Options for your Tendered Options.

      If you have any questions about your rights in connection with the grant of New Options, please contact Eleanor Lacey by telephone: (707) 665-3112, facsimile: (707) 665-2234 or e-mail: elacey@niku.com.

                               Sincerely,


                               -----------------------------
                               Joshua Pickus
                               Chief Executive Officer

                                                                       Annex A

                            [Name of Option Holder]

                   _________________________________________



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Number of Option Shares
  Subject to Tendered     Exercise Price of
  Option Accepted for      Tendered Option         Date of
       Exchange         Accepted for Exchange   Acceptance of Tender
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Number of Shares Subject to New Option
to be Granted to You: